ROSA A. TESTANI

212.872.8115/fax: 212.872.1002

rtestani@akingump.com

July 15, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Affinion Group, Inc.
Registration Statement on Form S-4

Dear Ladies/Gentlemen:

On behalf of Affinion Group, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, a Registration Statement on Form S-4 (the “Registration Statement”), covering $150,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 (“Senior Notes”) which will be offered by the Company in exchange for $150,000,000 aggregate principal amount of our outstanding 10 1/8% Senior Notes due 2013 which were issued in a private offering under Rule 144A and Regulation S. The Company has transmitted $7,617 by wire transfer to pay the applicable registration fee determined pursuant to Rule 457 of the Securities Act.

If any questions should arise in the course of your review of the enclosed Registration Statement, please call me at (212) 872-8115 or, in my absence, Buxian Xia at (212) 872-1071.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

Securities and Exchange Commission

July 15, 2009

cc:	Leonard P. Ciriello, w/encls.
Executive Vice President, Secretary and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850